UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41661

Jin Medical International Ltd.

(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENT

Resignation of Jourdan Frain as Independent Director

Jin Medical International Ltd. (the “Company”) announces that its directorship arrangement with Mr. Jourdan Frain (“Mr. Frain”) has concluded. In connection with the expiration of his service term, Mr. Frain has resigned and has stepped down from his role as an independent director of the Company, as well as from his positions on the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee of the Board. Mr. Frain’s decision to resign was not the result of any disagreement with the Company, any matter related to the Company’s operations, policies or practices, the Company’s management, or the Company’s Board. The Board of Directors wishes to thank Mr. Frain for his service during his tenure on the Board.

This report on Form 6-K shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jin Medical International Ltd.

Date: June 17, 2025	By:	/s/ Erqi Wang
Erqi Wang
Chief Executive Officer

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